Exhibit 99.1

PRESS RELEASE

Magic Reports Fourth Quarter and Full Year 2018 Financial Results with Record-Breaking Annual Revenue of $284 Million and Announces a $0.15 Per Share Cash Dividend for the Second Half of 2018

Operating income for the year increased 22% year over year to $31.7 million; Non-GAAP operating income for the year increased 12% year over year to a record-breaking $39.5 million

Or Yehuda, Israel, March 4, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the fourth quarter and full year ended December 31, 2018.

Financial Highlights for the Fourth Quarter Ended December 31, 2018

●	Revenues for the fourth quarter increased 9% to $72.3 million compared to $66.2 million in the same period last year.

●	Operating income for the fourth quarter increased 37% to $8.4 million compared to $6.2 million in the same period last year.

●	Non-GAAP operating income for the fourth quarter increased 15% to $10.0 million compared to $8.7 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the fourth quarter increased 20% to $4.5 million, or $0.06 per fully diluted share, compared to $3.8 million, or $0.09 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the fourth quarter increased 21% to $5.8 million, or $0.12 per fully diluted share, compared to $4.8 million, or $0.11 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2018

●	Revenues for the year increased 10% to $284.4 million compared to $258.1 million in the same period last year.

●	Operating income for the year increased 22% to $31.7 million compared to $26.0 million in the same period last year.

●	Non-GAAP operating income for the year increased 12% to $39.5 million compared to $35.1 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the year increased 29% to $19.9 million, or $0.39 per fully diluted share, compared to $15.4 million, or $0.35 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the year increased 20% to $25.7 million, or $0.55 per fully diluted share, compared to $21.5 million, or $0.48 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the year ended December 31, 2018 amounted to $24.1 million compared to $25.5 million in the same period last year.

●	As of December 31, 2018, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by financial liabilities, amounted to $87.5 million.

●	Magic is providing revenue guidance for 2019 of between $313 million to $319 million, reflecting annual growth of 10% to 12%.

Declaration of Cash Dividend for the Second Half of 2018

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in the amount of $0.15 per share and in the aggregate amount of approximately $7.3 million, which together with the dividend distributed for the first half of 2018, reflects 75% of the company’s distributable profits for the year.

The dividend is payable on March 27, 2019 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on March 14, 2019.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding twelve-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased to report a strong finish to 2018 with double-digit growth for the full year of 2018, powered by strong demand across our entire portfolio and throughout all of our regions. We enjoyed nine year consecutive all-time high annual revenues of $284 million and non-GAAP operating income of $39.5 million for the year, up 10% and 12% respectively year over year, driven primarily by organic growth. We expect our strong financial position, coupled with our actions in 2018 to promote and grow our markets, to continue our momentum into 2019”, added Bernstein

Conference Call Details

Magic’s management will host a conference call on Monday, March 4, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests;

●	Change in deferred tax assets on carry forward tax losses;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues	$72,293	$66,239	$284,375	$258,140
Cost of Revenues	50,203	45,055	195,557	175,161
Gross profit	22,090	21,184	88,818	82,979
Research and development, net	1,297	1,750	5,696	6,942
Selling, marketing and general and administrative expenses	12,353	13,253	51,424	50,081
Total operating costs and expenses	13,650	15,003	57,120	57,023
Operating income	8,440	6,181	31,698	25,956
Financial income (expenses), net	(12)	(546)	149	(1,711)
Income before taxes on income	8,428	5,635	31,847	24,245
Taxes on income	2,186	1,364	7,071	6,331
Net income	$6,242	$4,271	$24,776	$17,914
Net income attributable to redeemable non-controlling interests	(1,378)	108	(3,383)	(1,536)
Net income attributable to non-controlling interests	(324)	(583)	(1,510)	(936)
Net income attributable to Magic’s shareholders	$4,540	$3,796	$19,883	$15,442

Net earnings per share attributable to Magic’s shareholders :
Basic	$0.06	$0.09	$0.39	$0.35
Diluted	$0.06	$0.09	$0.39	$0.35

Weighted average number of shares used in computing net earnings per share

Basic	48,841	44,473	46,665	44,436
Diluted	48,961	44,637	46,797	44,597

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP gross profit	$22,090	$21,184	$88,818	$82,979
Amortization of capitalized software and acquired technology	1,212	1,255	5,046	5,397
Amortization of other intangible assets	135	142	525	628
Stock-based compensation	-	1	2	7
Non-GAAP gross profit	$23,437	$22,582	$94,391	$89,011

GAAP operating income	$8,440	$6,181	$31,698	$25,956
Gross profit adjustments	1,347	1,398	5,573	6,032
Amortization of other intangible assets	1,380	1,622	5,754	6,497
Increase in valuation of contingent consideration related to acquisitions	(177)	280	(37)	344
Capitalization of software development	(964)	(819)	(3,666)	(3,771)
Stock-based compensation	(6)	37	192	69
Non-GAAP operating income	$10,020	$8,699	$39,514	$35,127

GAAP net income attributable to Magic’s shareholders	$4,540	$3,796	$19,883	$15,442
Operating income adjustments	1,580	2,518	7,816	9,171
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(440)	(975)	(1,513)	(2,367)
Deferred taxes on the above items	93	(580)	(472)	(782)
Non-GAAP net income attributable to Magic’s shareholders	$5,773	$4,759	$25,714	$21,464

Non-GAAP basic net earnings per share	$0.12	$0.11	$0.55	$0.48
Weighted average number of shares used in computing basic net earnings per share	48,841	44,473	46,665	44,436

Non-GAAP diluted net earnings per share	$0.12	$0.11	$0.55	$0.48
Weighted average number of shares used in computing diluted net earnings per share	48,961	44,638	46,800	44,602

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2018	2017
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87,126	$76,076
Short-term bank deposits	16,881	732
Marketable securities	9,913	14,138
Trade receivables, net	90,315	82,051
Other accounts receivable and prepaid expenses	7,029	8,643
Total current assets	211,264	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	3,284	3,226
Deferred tax assets	1,858	2,990
Other long-term receivables	6,363	2,015
Total long-term receivables	11,505	8,231

PROPERTY AND EQUIPMENT, NET	3,072	3,468
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	136,485	149,200

TOTAL ASSETS	$362,326	$342,539

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$8,661	$9,771
Trade payables	14,036	12,185
Accrued expenses and other accounts payable	24,860	27,789
Liabilities due to acquisition activities	910	3,906
Deferred revenues and customer advances	4,496	5,586
Total current liabilities	52,963	59,237

NON-CURRENT LIABILITIES:
Long-term debt	19,388	27,814
Deferred tax liability	10,343	11,331
Long-term liabilities due to acquisition activities	94	581
Accrued severance pay	3,934	4,174
Total non-current liabilities	33,759	43,900

REDEEMABLE NON-CONTROLLING INTERESTS	27,235	25,839

EQUITY:
Magic Software Enterprises equity	243,956	210,281
Non-controlling interests	4,413	3,282
Total equity	248,369	213,563

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$362,326	$342,539

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$24,776	$17,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,564	13,611
Stock-based compensation	194	78
Amortization of marketable securities premium and accretion of discount	189	218
Loss reclassified into earnings from marketable securities	-	(94)
Increase in trade receivables, net	(11,408)	(15,752)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(4,364)	(1,773)
Increase in trade payables	2,203	3,604
Change in value of loans	(2,099)	3,200
Increase in accrued expenses and other accounts payable	2,204	4,435
Increase (decrease) in deferred revenues	(735)	1,175
Change in deferred taxes, net	526	(1,108)
Net cash provided by operating activities	24,050	25,508

Cash flows from investing activities:

Capitalized software development costs	(3,666)	(3,771)
Purchase of property and equipment	(863)	(1,400)
Cash paid in conjunction with acquisitions, net of acquired cash	(4,344)	(6,890)
Proceeds from maturity and sale of marketable securities	4,000	4,225
Investment in marketable securities and short-term bank deposits	(16,875)	(5,766)
Investment in long-term bank deposits	(932)	-
Short-term loan to a related-party	-	1,183
Net cash used in investing activities	(22,680)	(12,419)

Cash flows from financing activities:

Proceeds from exercise of options by employees	311	585
Issuance of ordinary shares, net	34,569	-
Dividend paid	(13,543)	(9,359)
Dividend paid to non-controlling interests	(69)	(571)
Dividend paid to redeemable non-controlling interests	(2,671)	(5,312)
Short-term and long-term loans received	546	8,535
Repayment of short-term and long-term loans	(7,591)	(8,190)
Net cash provided by (used in) financing activities	11,552	(14,312)

Effect of exchange rate changes on cash and cash equivalents	(1,872)	1,985

Increase in cash and cash equivalents	11,050	762
Cash and cash equivalents at the beginning of the year	76,076	75,314
Cash and cash equivalents at end of the year	$87,126	$76,076